UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2025

Ka Wai Victor Mo
Chief Executive Officer
ANEW Health Limited
Unit 2301-05, 23/F, Tower 5, The Gateway
Harbour City, 15 Canton Road
Tsim Sha Tsui, Kowloon, Hong Kong

Re: ANEW Health Limited
Amendment No. 5 to Registration Statement on Form F-1
Filed September 2, 2025
File No. 333-285657

Dear Ka Wai Victor Mo:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 4, 2025 letter.

Amendment No. 5 to Registration Statement on Form F-1 filed September 2, 2025

Prospectus Summary
Overview, page 4

1. We note your disclosure here comparing your total revenue for the years ended March 31, 2025 and 2024. Please also discuss the year-over-year decrease in net income in the summary along with a brief discussion of your increased cost of revenue and operating expenses. To the extent material, please also include additional risk factor disclosure regarding variability in earnings and increased expenses given the approximately 53% decrease in net income from FY 2024 to 2025.

Results of Operations, page 63

2. Please address the following comments related to your results of operations disclosure, referencing instructions under Item 5.A of Form 20-F:

- We note your discussion of revenue for the periods presented. Please revise to discuss any changes in significant underlying components, such as changes in price, volume, or mix, to help investors better understand the drivers of revenue performance.
- We also note your disclosure that general and administrative expenses related to related parties increased significantly year over year, and that $1.3 million of the increase was attributable to a discretionary bonus. Please revise to further quantify and describe the remaining material components of the increase, including the nature of the related party transactions.

Item 8. Exhibits and Financial Statement Schedule
Exhibit 10.5 Lease Agreement for 22/F, Grand Central Plaza..., page II-2

3. The term of the Lease Agreement filed as Exhibit 10.5 to the Registration Statement ran through July 3, 2025, with the option to renew for a further term of three years. Please update your disclosure to explain the status of this lease and any material impact on your business, including if the lease expired pursuant to its terms or if it was renewed.

Exhibit 10.11 Lease Agreement for 42/F, Tower 1, Time Square..., page II-2

4. Please refile Exhibit 10.11 in proper text-searchable format. It appears to have been uploaded as an image. For guidance, please refer to Item 301 of Regulation S-T.

Please contact Tayyaba Shafique at 202-551-2110 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Jane Park at 202-551-7439 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: William S. Rosenstadt, Esq.